

MEDITERRANEAN MINERALS CORP.

N E W S   R E L E A S E

May 20, 2005   Toronto Stock Exchange
                                                TSX Symbol: MED

Mediterranean Minerals Corp. (the "Company") announces that its auditor, PricewaterhouseCoopers LLP, Chartered Accountants (the "Former "Auditor") has voluntarily resigned as auditor for the Company. The resignation was not as a result of any reportable event (as that term is defined in section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations). Morgan & Company, Chartered Accountants (the "Successor Auditor") has been appointed as the replacement auditor for the Company. Copies of the Notice of Change of Auditor and letters from Former Auditor and Successor Auditor have been SEDAR filed. The Successor Auditor will be completing the Company's audit for its year ended December 31, 2004.

ON BEHALF OF THE BOARD

"Peter Guest"

                                                604-669-3397
Peter J. Guest – President and CEO   www.med-min.com